UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GeoPark Limited

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

G38327105

(CUSIP Number)

Gerald E. O’Shaughnessy

8301 E. 21st Street North, Suite 420

Wichita, Kansas 67206, USA

316-630-0247

With a copy to:

Werner F. Ahlers

Janet Geldzahler

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

212-558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38327105	13D	Page 2 of 7 Pages

1	Names of Reporting Persons Gerald E. O’Shaughnessy
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 184,042
	8	Shared Voting Power 6,354,178 (1)
	9	Sole Dispositive Power 184,042
	10	Shared Dispositive Power 6,354,178 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,538,220 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.7%
14	Type of Reporting Person (See Instructions) IN

(1)

Of these shares of Common Stock, 211,015 shares are held by The Timothy P. O’Shaughnessy Foundation, on the board of which Mr. O’Shaughnessy serves as a non-controlling director and as to which shares he disclaims beneficial ownership.

CUSIP No. G38327105	13D	Page 3 of 7 Pages

1	Names of Reporting Persons GP Investments LLP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization KANSAS, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 1,123,083
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,123,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. G38327105	13D	Page 4 of 7 Pages

1	Names of Reporting Persons GPK Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization KANSAS, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 5,000,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 5,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. G38327105	13D	Page 5 of 7 Pages

1	Names of Reporting Persons The Globe Resources Group, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization KANSAS, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 20,080
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 20,080
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,080
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) CO

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

In connection with the Reporting Persons’ “vote no” campaign (as disclosed in Amendment No. 1 to this Schedule 13D), on July 8, 2021, Mr. O’Shaughnessy made public a letter to shareholders outlining certain reasons for shareholders to vote against four directors of the Issuer at the annual meeting of shareholders of the Issuer. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Reporting Persons strongly advise all shareholders of the Issuer to read these materials.

Item 7.	Material to be Filed as Exhibits

Exhibit

Number	Exhibit Name

99.1	Letter from Gerald O’Shaughnessy to Shareholders, dated July 8, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Gerald E. O’Shaughnessy
Name: Gerald E. O’Shaughnessy
Date: July 8, 2021

GP Investments LLP

By:	/s/ Gerald E. O’Shaughnessy
Name: Gerald E. O’Shaughnessy
Date: July 8, 2021

GPK Holdings, LLC

By:	/s/ Gerald E. O’Shaughnessy
Name: Gerald E. O’Shaughnessy
Date: July 8, 2021

The Globe Resources Group, Inc.

By:	/s/ Gerald E. O’Shaughnessy
Name: Gerald E. O’Shaughnessy
Date: July 8, 2021